Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

August 12, 2011

VIA EDGAR AND EMAIL TRANSMISSION

Perry Hindin, Esq.

Assistant Director

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:                             Re: Transatlantic Holdings, Inc.
Schedule TO-T/A filed by Validus Holdings, Ltd.
Filed on August 3, 2011
File No. 005-41434

Validus Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed on August 3, 2011
File No. 333-175774

Transatlantic Holdings, Inc.
Forms 425
Filed on July 28 and August 1, 2011
Filed by Validus Holdings, Ltd.
File No. 001-10545

Transatlantic Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 1, 2011 by Validus Holdings, Ltd., et al.
File No. 001-10545

Dear Mr. Hindin:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2011 regarding (i) Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 1, 2011, (ii) Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on August 3, 2011 and (iii) Amendment No. 4 to Schedule TO filed with the Commission on August 3, 2011, the Company hereby acknowledges that:

(1)                              the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)                            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)                            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	President and Chief Financial Officer

cc:                                David L. Orlic, Esq. (Division of Corporate Finance)

Nicholas Panos, Esq. (Division of Corporate Finance)

Michael Rosenthall, Esq. (Division of Corporate Finance)

Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)